 NEWS RELEASE

YAMANA ANNOUNCES INTENTION TO SEEK SECONDARY LISTING ON MAIN
MARKET OF THE LONDON STOCK EXCHANGE AND MANAGEMENT UPDATE

Toronto, Ontario, May 2, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to announce that it has made application for a secondary listing of its Common Shares on the Main Market of the London Stock Exchange. No new shares are being issued as this listing relates only to an introduction of its currently issued and outstanding Common Shares.
The Company has submitted a request to the London Stock Exchange for the cancellation of the trading of its Common Shares on the AIM market of the London Stock Exchange. Cancellation of trading in the Common Shares on AIM will occur simultaneously with the admission to trading of the Common Shares on the Main Market of the London Stock Exchange which, following the expiration of the minimum 20 clear business day period, is expected to occur in early June 2007, subject of the receipt of the necessary approvals from the Financial Services Authority and the London Stock Exchange. This listing is supplementary to the Company’s listings on the Toronto and New York stock exchanges.

The listing is intended to further raise the profile and status of the Company within the global investment community. In addition, the Company believes that admission to the Official List will:

•	increase access to UK and European institutional investors;
•	increase the Company’s ability to access international capital markets in the future should it be required;
•	provide additional liquidity for the Company’s current and future Shareholders;
•	associate the Company with other listed gold companies quoted on the Official List; and
•	broaden the marketing of the Company.

“Yamana has grown significantly in both operations and capitalisation since its admission to AIM in 2003” said Peter Marrone, Chairman and Chief Executive Officer of Yamana. “The Company has matured to become a leading intermediate gold producer and the move to the senior market of the London Stock Exchange is the natural progression. We are pleased to note that we expect Yamana to trade on the Stock Exchange Trading System (SETSmm) on the London Stock Exchange, which will facilitate straightforward trade execution and settlement. In addition, we believe that this move will improve the already significant liquidity in the Company’s shares on the Toronto and New York stock exchanges.”

Yamana will be the first gold mining company to graduate from the AIM to the senior market of the London Stock Exchange uniquely positioning it as the only intermediate gold producer on two of the world’s pre-eminent stock exchanges (London and New York) and the two dominant mining exchanges in the world (Toronto and London).

Yamana is also pleased to announce that Mr. John Begeman was appointed as a member of the Board of Directors of the Company. Mr. Begeman was brought to the Company’s attention by Mr. Bruce Humphrey during Yamana’s search for directors with technical expertise to join the Board of Directors. Mr. Humphrey has provided his resignation from the Board of Directors to make room for Mr. Begeman. In thanking Mr. Humphrey, Mr. Marrone said “We would like to thank Bruce for the efforts that he has made both as a director and in assisting the Company by adding operational depth to the Board. Bruce came to the Board when we purchased Jacobina and has played an important role in properly defining our Jacobina mine’s potential and as Chairman of the Sustainability Committee. With regret, we accept Bruce’s resignation as he becomes more active in other situations that will not allow him the required time to devote to membership on our Board.”

Mr. Begeman is a mining engineer with over 30 years of mining experience. He is currently the Chief Operating Officer of Wolfden Resources Inc. He has previously served as Vice President, Western Operations and Officer of Goldcorp Inc.  Prior to his position as Vice President, Mr. Begeman held positions as Mine Superintendent, Mine Manager and General Manager of the Wharf Resources and Golden Reward Mines in the environmentally sensitive Black Hills area of South Dakota. Welcoming Mr. Begeman to the Board of Directors of Yamana, Mr. Marrone said, “We are pleased to have John as an addition to our Board of Directors. We believe that with his operational experience he will be a tremendous asset to the Company.”

Yamana is also pleased to announce that in its effort to continue focus on operations, it has made certain promotions of its management and operational personnel. The following is an updated list of the senior officers of the Company:

Chairman and Chief Executive Officer	Peter Marrone
President and Chief Operating Officer	Antenor Silva
Vice President and Chief Financial Officer	Charles Main
Vice President, Business Development	Greg McKnight
Vice President, Technical Services,	Daniel Kivari
Projects and Construction	Ludovico Costa
Vice President, Operations
Vice President, Exploration	Evandro Cintra
Vice President, General Counsel and
Assistant Corporate Secretary	Jacqueline Jones
Vice President, Administration	Arão Portugal
and Human Resources
Corporate Secretary	Mark Bennett

The appointment of Messrs. Silva, Kivari, Costa and Portugal reflects the continuing efforts of the Company to develop a strong operations team and the focus by the Company on its primary operations. Yamana has five operating mines, three development-stage projects and a strong exploration portfolio.

Mr. Marrone stated that “We have made significant efforts to develop a sustainable operations platform in Latin America. The promotion of our operations personnel is an acknowledgment of the importance of operations to this company. The most important aspects in the continuing success of Yamana will be operations, development of key assets and the administration of our continuously growing company. Dan’s primary focus will be on our development stage assets, in particular Gualcamayo, which represents the future growth of the Company. Ludovico’s promotion reflects the importance of existing operations. With 3,700 employees in Central and South America, we have developed depth at various levels and it is important to manage and administer our efforts. Arão has demonstrated strong abilities in doing this. Our operations team will continue to be managed by Antenor who has demonstrated exceptional abilities to develop and help grow our assets.

Mr. Victor Bradley will remain as independent Lead Director under applicable corporate governance guidelines.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus (“Prospectus”) to be published by Yamana Gold Inc. (“Yamana” or the “Company”) in due course in connection with the admission of the common shares (“Common Shares”) in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc’s (“London Stock Exchange”) main market for listed securities (“Admission”). Copies of the Prospectus will, following publication, be available from the offices of Charles Russell LLP, 8-10 New Fetter Lane, London EC4A 1RS.

The Company is not offering any new Common Shares nor any other securities in connection with Admission. This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy Common Shares nor any other securities in any jurisdiction. The Common Shares will not be generally made available or marketed to the public in the United Kingdom or in any other jurisdiction in connection with Admission.

For further information, contact:

Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Ashleigh Meyer Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Canaccord Adams Limited Robin Birchall (44) 207 050 6500

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

The contents of this announcement have been prepared by and are the sole responsibility of the Company. Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no one else in connection with Admission and will not regard any other person as its client or be responsible to anyone other than the Company for providing the protections afforded to its clients or for giving advice in relation to Admission, the contents of this announcement or any transaction or arrangement referred to herein.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document or any other publicity material relating to the Common Shares, in any country or jurisdiction where action for that purpose is required. Accordingly, neither this document nor any other material in relation to the Common Shares may be distributed or published, in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.